EXHIBIT 18.1


April  21,  1999

Kris Chellam
Senior Vice President Finance and
Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, CA 95124

Dear Mr. Chellam:

Notes 2 and 3 of the Notes to Consolidated Financial Statements of Xilinx, Inc. included in its Form 10-K for the year ended March 31, 1999 describe a change in the method of recognizing revenue on shipments to international distributors. Previously, the Company recognized revenue from these transactions upon shipment of product to the distributor, but provided specific reserves for possible returns and allowances. Following the accounting change, revenue on shipments of products is deferred for these transactions until the products are sold to end users. You have advised us that you believe that the change is to a preferable method in your circumstances because it better conforms with the substance of the event being recognized considering the changing business environment in the international marketplace, is consistent with industry practice and provides greater consistency among all transactions of the Company.

There are no authoritative criteria for determining a 'preferable' method of revenue recognition for these transactions based on the particular circumstances, however, we conclude that the change in the method of accounting for recognizing revenue on shipments to international distributors is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.


                                        Very  truly  yours,


                                        /s/  Ernst  &  Young  LLP